January 6, 2017
Lauren B. Prevost
VIA EDGAR	404-504-7744
lprevost@mmmlaw.com
Mr. Tom Kluck	www.mmmlaw.com
Legal Branch Chief, Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:Mogul REIT I, LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 2

Filed December 22, 2016

File No. 024-10583

Dear Mr. Kluck:

On behalf of Mogul REIT I, LLC (the “Company”), please find transmitted herewith for filing the Company’s Post-qualification Amendment No. 3 (the “Amendment”) to its Offering Statement on Form 1-A filed with the Securities and Exchange Commission (the “Commission”) (SEC File No. 024 ‑10583), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated January 4, 2017.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the offering circular (the “Offering Circular”) as revised and included in the Amendment.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1:  In your next amendment, please include the signatures required by Form 1-A.

Response:  The signatures required by Form 1-A are included in the Amendment.

Index to Financial Statements of MogulREIT I, LLC, page F-1

Comment No. 2:  Please update your financials in your next amendment in accordance with Part F-S of Form 1-A.

Response:   The Company has updated the financial information appearing in the Offering Circular in accordance with Part F-S of Form 1-A.

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Washington, DC • Raleigh-Durham • Savannah
International Marketing Offices: Beijing • Taipei

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck

Securities and Exchange Commission

January 6, 2017

*  * *  *  *

Thank you for your consideration of the Company’s response to the Staff’s comments.  We appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:	Ms. Jilliene Helman
Ms. Karen Fleck